111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

November 13, 2018

VIA EDGAR

Jeff Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vericity, Inc.
DRS Registration Statement on Form S-1
Submitted confidentially on October 5, 2018
CIK No. 0001575434

Dear Mr. Gabor:

On behalf of Vericity, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 3, 2018, related to the above-referenced draft Registration Statement, which was submitted confidentially on October 5, 2018 (the “DRS”). In response to the comments in the Staff’s letter, the Company has revised the DRS and together with this response letter is submitting via EDGAR Draft No. 2 of the DRS (the “Amended DRS”) on a confidential basis.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and has provided the Company’s response immediately below each comment. With respect to disclosure changes made in response to the Staff’s comments, the revised disclosure (showing strikeouts and insertions) are presented as part of the response, and the revised disclosure is included in the Amended DRS. Page references in the Company’s responses are to the prospectus included in the Amended DRS. The responses provided herein are based on information provided to Locke Lord LLP by the Company.

Atlanta | Austin | Boston | Chicago | Cincinnati | Dallas | Hartford | Hong Kong | Houston | London | Los Angeles

Miami | New Orleans | New York | Princeton | Providence | San Francisco | Stamford | Washington DC | West Palm Beach

Securities and Exchange Commission

November 13, 2018

Cover Page

1.    Please revise the third sentence of the fifth paragraph to clearly state that the sale of the minimum number of shares is guaranteed.

Response: In response to this comment and the next comment, the fourth and fifth paragraphs of the cover page have been revised to clarify (1) the conditions under which the sale of the minimum number of shares is guaranteed (and conforming changes have been made to pages 8, 10, 38, 99 and 101), (2) the conditions under which the standby purchaser will acquire a majority of the shares in the offerings (although, as explained in footnote 2 to the Offering Summary table, it is not possible at this point to predict the ownership of the standby purchaser because it is not possible to know how many shares eligible members will subscribe for in the subscription offering), and (3) the estimated percentage ownership of the directors and officers of Members Mutual at the minimum of the offering range. The fourth and fifth paragraphs of the cover page have been revised in the Amended DRS as follows:

“In addition, we have entered into an agreement with Apex Holdco L.P., an affiliate of J.C. Flowers IV L.P., a private equity fund ~~managed~~ advised by J.C. Flowers & Co. LLC, under which Apex Holdco, L.P. has agreed to act as the standby purchaser for this offering. If fewer than 14,875,000 shares are subscribed for in the subscription offering, ~~the standby purchaser has agreed to purchase the number of shares of our common stock equal~~and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares to guarantee the ~~difference between~~sale of 14,875,000 ~~and the number of~~ shares ~~of common stock subscribed for~~ in the ~~subscription offering~~offerings, and may purchase additional shares as may be necessary in order to permit the standby purchaser to acquire a majority of the shares sold, provided that no more than 20,125,000 shares may be sold in the offerings. Under ~~the terms of~~ our agreement with the standby purchaser, the standby purchaser will have the right to designate a majority of the nominees to serve on our board of directors. We refer to the offering of shares to the standby purchaser and ~~as the standby offering. We refer to~~ the subscription offering ~~and the standby offering~~ as the offerings.

~~If fewer than 14,875,000 shares are subscribed for in the subscription offering, and if all of the conditions to the standby purchaser’s purchase commitment have been satisfied, the standby purchaser will be obligated to purchase enough shares in the standby~~In fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. The directors and officers of Members Mutual have indicated their

Securities and Exchange Commission

November 13, 2018

intention to subscribe for approximately 2,001,600 shares, or approximately 13% of the shares at the offering ~~to assure the sale of the~~ minimum ~~number of shares necessary to complete this offering. In that event~~. Due to the standby purchaser’s commitment, the level of sales to eligible members and directors and officers of Members Mutual will not impact the condition that at least 14,875,000 shares must be sold to complete this offering. Accordingly, the sale of the minimum number of shares necessary to complete this offering does not indicate that sales have been made to investors who have no financial or other interest in the offerings, and the sale of the minimum number of shares should not be viewed as an indication of the merits of this offering.”

2.    Please clearly disclose here and elsewhere as appropriate, including in the chart on page 6, the anticipated ownership of Apex Holdco, L.P. following completion of the offering and conversion, including the intent of Apex to obtain a majority interest, to the extent accurate. Please also disclose the minimum ownership percentage of the directors and officers based on their intended purchases.

Response: Please see response to comment 1 above. In addition, disclosure of the potential majority ownership of the standby purchaser and proposed ownership percentage of the directors and officers has been added following the chart on page 6, and the potential majority ownership of the standby purchaser has also been added on pages 7 and 91 under the heading “The Standby Purchaser.”

Prospectus Summary, page 1

3.    Please include a materially complete description of the business of Apex Holdco L.P. and J.C. Flowers & Co. LLC, including their dates of formation, operating history, controlling members or management, and current business operations. Please also add a discussion of the control position held by Apex Holdco L.P following completion of the offering and the conversion, including the expected percentage of stock ownership, board designees, and the ability to control corporate actions of the company.

Response: Disclosure in response to this comment has been added to the Amended DRS on page 7 and page 91 under the heading “The Standby Purchaser,” and reads as follows:

“The Standby Purchaser

Apex Holdco L.P., the standby purchaser, was formed on October 1, 2018 to acquire shares of our common stock pursuant to the standby purchase agreement. Prior to the completion of the standby offering, the standby purchaser has not engaged in any business operations and does not have any assets or liabilities (other than its rights and obligations under the standby purchase agreement). The standby purchaser is managed by Apex Holdco GP LLC, its general partner. Apex Holdco GP LLC is an affiliate of J.C. Flowers & Co. LLC.

Securities and Exchange Commission

November 13, 2018

At this time it is not possible to determine the number of shares of common stock of the Company that the standby purchaser will purchase pursuant to the standby purchase agreement. However, in fulfilling its standby purchase commitment, the standby purchaser will acquire a majority of our shares issued in the offerings if eligible members and directors and officers of Members Mutual subscribe for fewer than 7,437,500 shares. Pursuant to the standby purchase agreement, after the completion of the offerings, the standby purchaser will have the right to designate a majority of the members of our board of directors.

J.C. Flowers & Co. LLC was founded in 1998 and is a leading private investment firm dedicated to investing globally in the financial services industry. J.C. Flowers & Co. LLC invests across a range of deal types and industry sectors including banking, insurance and reinsurance, securities, services and asset management, and specialty finance. J.C. Flowers & Co. LLC is registered with the Securities and Exchange Commission as an investment adviser. With approximately $6 billion of assets under management, J.C. Flowers & Co. LLC has offices in New York and London. Mr. J. Christopher Flowers is the sole owner of, and the managing member of, J.C. Flowers & Co. LLC.”

Risk Factors

Legal and regulatory investigations and actions are increasingly common..., page 16

4.    Please disclose the minimum level of statutory capital you must maintain as required by the Illinois Department of Insurance.

Response: The third paragraph under this Risk Factor on page 16 has been revised as follows:

“From time to time, the Illinois Department of Insurance has inquired regarding the levels of our statutory capital and surplus. At December 31, 2017, Fidelity Life was required to maintain minimum statutory capital and surplus of $1.5 million. Since 2007 when we resumed writing business as a stand-alone company, Fidelity Life’s statutory capital and surplus has declined from $275.2 to $127.6 million at December 31, 2017. This decline is due principally to surplus strain from writing new business, which requires us to set aside a portion of surplus for each policy written to fund our reserves for claims, and from our operating costs exceeding our revenues. While Fidelity Life’s current level of statutory capital and surplus exceeds the level at which the Illinois Department of Insurance would be authorized to take any action against it, if Fidelity Life were to suffer a significant decline in the

Securities and Exchange Commission

November 13, 2018

level of its statutory capital and surplus, the Illinois Department of Insurance could take various remedial actions, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. See “—Risks Relating to our Insurance Segment—A significant decline in Fidelity Life’s risk-based capital could limit its ability to write new business.””

A significant decline in Fidelity Life’s risk-based capital..., page 24

5.    Please file the reserve financial agreement with Hannover Re as an exhibit to the registration statement. Please also disclose the reserve credit under the agreement as of the most recent practicable date.

Response: Please note that the reserve financing agreement with Hannover Re, as amended and restated as of July 1, 2016, was included as Exhibit 10.9 to the DRS. The Company will disclose the reserve credit under this agreement as of September 30, 2018 when it submits a further amended DRS that includes interim financial statements for the nine months ended September 30, 2018.

A challenge to the Illinois Department of Insurance’s approval ..., page 26

6.    We note that your plan is the first of its kind in Illinois, and therefore may be challenged. Please revise your risk factor to explain the particular structure of the plan that makes it the first of its kind, including the reason the validity of this structure could be challenged.

Response: The Company has become aware that the Illinois Department of Insurance has recently approved the plan of conversion of another Illinois-domiciled mutual life insurance company (Federal Life) that is undertaking a subscription rights conversion with a structure similar to the conversion proposed by Members Mutual. As a result, the Company has removed this risk factor from the Amended DRS.

If we are unable to realize the anticipated benefits of being a public reporting company..., page 30

7.    We note that if you are able and determine to deregister your common stock under the Exchange Act in the future, it would enable you to save significant expenses. Please tell us if you have any current intent to deregister or delist your shares, and, if so, the timeframe under which you plan to do so.

Response: The Company has no current intention to deregister or delist its shares.

Securities and Exchange Commission

November 13, 2018

Market for the Common Stock, page 33

8.    Please disclose whether approval to list on NASDAQ is a condition to the offering. If not, please revise to clarify the possibility that you will not obtain a listing and provide a relevant risk factor discussion.

Response: Approval to list on NASDAQ is a condition to the subscription offering under the agency agreement that the Company will enter into with Raymond James. This agreement will be filed as an Exhibit to the DRS once it has been executed. However, the Company expects that it will obtain approval to list on NASDAQ prior to commencement of the offering. Once the Company’s shares have been approved for listing, the disclosure under this Section will be revised to disclose that the common stock has been approved for listing, and the references to applying for listing will be deleted.

Use of Proceeds, page 33

9.    Please clearly disclose here and in the Summary that the Capital Needs Assessment is requirement of the Standby Stock Purchase Agreement and that if as a result of the assessment, management determines that the amount of capital retained exceeds the reasonable current and near term projected capital requirements, management shall determine the amount of excess capital that may be available for distribution and may recommend the declaration of a special dividend to shareholders. Please also disclose an estimation of the amount of excess capital that may be available and the potential amount of a special dividend, if such a dividend were to be issued.

Response: A new paragraph three under Use of Proceeds on page 33 of the Amended DRS and under the same heading in the Summary on page 10 has been added in response to this comment. The Company notes that it is not able to predict at this time the amount of excess capital that may be available because that amount will depend upon such factors as the amount of net proceeds from the offerings, the completion of the capital needs assessment, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.

This new paragraph added to the Amended DRS reads as follows:

“The standby stock purchase agreement provides that within six months following the closing of this offering, our management will undertake and complete a capital needs assessment. If as a result of that assessment, management determines that the amount of capital retained at Vericity exceeds the reasonable current and near term projected capital

Securities and Exchange Commission

November 13, 2018

requirements, management will determine the amount of excess capital (if any) that may be available for distribution to stockholders and may recommend the declaration of a special dividend to stockholders in an amount not to exceed any such excess capital. However, there can be no assurance that our board of directors will declare any dividend. Any decision regarding the declaration or amount of any dividend will be in the sole discretion of the board of directors of Vericity and will depend on many factors, including the capital needs assessment, the amount of net proceeds from this offering, general economic and business conditions, Vericity’s financial results and condition, legal and regulatory requirements and any other factors that the Vericity board may deem relevant.”

Unaudited Pro Forma Financial Information, page 38

10.    Please revise the headers of the final columns of your Pro Forma Condensed Balance Sheet and Statement of Operations to be labeled as that of Vericity, Inc., the registrant. Clearly confirm in your disclosure on page 38 that the pro forma presentations reflect all adjustments associated with the demutualization transaction.

Response: The headers of the final columns for the Pro Forma Condensed Balance Sheet and Statement of Operations have been revised as requested in the Amended DRS on pages 39 and 40 . In addition, the fourth paragraph on page 38 of the Amended DRS has been revised to read as follows:

“The unaudited pro forma information does not claim to represent what our financial position or results of operations would have been had this offering occurred on the dates indicated. This information is not intended to project our financial position or results of operations for any future date or period. The pro forma adjustments reflect all material adjustments associated with the conversion and are based on available information and certain assumptions that we believe are factually supportable and reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with our financial statements, the accompanying notes, and the other financial information included elsewhere in this prospectus.”

Business

Affinity Partners, page 73

11.    We note that nearly all of your affinity business is derived from a single affinity partner. Please tell us whether you have entered into an agreement with this partner, and, if so, please file the agreement as an exhibit to the registration statement and disclose the material terms of the agreement. In the alternative, please tell us why you believe you are not required to file this agreement.

Securities and Exchange Commission

November 13, 2018

Response: The Company has entered into an agency agreement and marketing agreement with this affinity partner. In the ordinary course of its business, the Company enters into agency and marketing agreements with business partners pursuant to which the Company’s subsidiaries generate fees, commissions and premium income. Because the agreements with this affinity partner are within the ordinary course of business of the Company and the Company is not substantially dependent on this affinity arrangement, the Company believes that the agreements with this affinity partner are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Conversion and Offering

Maximum Purchase Limitations, page 101

12.    Please clearly disclose the low end and high end of the individual maximum purchase limitations. Please also disclose the total number of shares that would be issued by you if each eligible member subscribed for their individual maximum amount.

Response: The disclosure in the second paragraph under the header “Eligible Members” on page 102 of the Amended DRS has been revised as follows:

“Each eligible member’s maximum purchase limit will range between 100 shares and 743,750 shares, based on the actuarial allocation described above. Notwithstanding an eligible member’s individual maximum purchase limit, eligible members may not purchase in the aggregate more than 20,125,000 shares. In the event that all eligible members subscribe for their individual maximum purchase limit, the subscription offering would be oversubscribed. In the event of an oversubscription in the subscription offering, subscribers’ subscriptions will be cut back and a total of 20,125,000 shares of common stock will be allocated among the subscribing participants as described above under “—Subscription Offering and Subscription Rights—Priority 1: Eligible Members.””

Federal Income Tax Considerations, page 110

13.    Please revise your disclosure in this section to state, if true, that the disclosure is the opinion of counsel. Ensure that counsel provides a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please have counsel provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explain why counsel cannot give a “will” opinion. For guidance, refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19 (October 2011). Alternatively, please tell us why you believe a tax opinion is not required.

Securities and Exchange Commission

November 13, 2018

Response: We believe a tax opinion is not required because the tax consequences of the conversion are not material to the investors under the guidance contained in Staff Legal Bulletin No. 19 (October 2011). Section III.A.2 of SLB 19 provides examples of transactions generally involving material tax consequences, such as stock for stock mergers or spin-offs where the registrant represents that the transaction is tax-free, or transactions with significant tax benefits or unusual tax consequences. On the other hand, Section III.A.2 also provides that an opinion is not required when a registrant represents that the transaction is taxable.

From a tax perspective, the conversion can be viewed as having two components. First, the members are treated as having exchanged their membership interests in the mutual company for subscription rights to purchase stock in the Company. As disclosed on page 111 in the Amended DRS, this is a taxable transaction, and as such, under the guidance referred to above, should not require an opinion. Second, after that exchange, the Company is treated as owning all of the membership interests in the mutual company, which then converts from mutual to stock form, and that conversion should constitute a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986. However, unlike in a stock for stock merger, the members of the mutual company are not participants in the reorganization transaction. The reorganization transaction occurs after the taxable exchange of membership interests for subscription rights. Because the tax-free nature of the reorganization transaction does not impact the tax consequences to members, we believe that a tax opinion is not required.

Management, page 114

14.    Please revise your executives’ biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response: The biographies of the following executives have been revised on pages 114 to 116 of the Amended DRS to clearly identify the time periods associated with their business experience over the past five years, as follows:

“James E. Hohmann has served as a director, President, and Chief Executive Officer of Members Mutual, and as a director and Chief Executive Officer of Vericity since September 2014. For approximately two years p~~P~~rior thereto, Mr. Hohmann worked as a private consultant in the life insurance industry, including providing consulting services for Members Mutual. From April 2009 until June 2012, Mr. Hohmann served as a director, President, and Chief Executive Officer of FBL Financial Group, an individual life insurance and annuity products company ~~from April 2009 until June 2012~~. From January 2007 until January 2009, Mr. Hohmann was an executive officer of Allstate Corporation with accountabilities as President and Chief Executive Officer of

Securities and Exchange Commission

November 13, 2018

Allstate Financial. From December 2004 until December 2006, Mr. Hohmann was President and Chief Operating Officer of Conseco, Inc. Earlier, he worked for nearly 13 years as a management consultant, first for KPMG Peat Marwick, followed by Tillinghast/Towers Perrin (now Willis Towers Watson) where he was Managing Principal of the Chicago Life Practice.”

“John Buchanan has served as Executive Vice President, General Counsel and Corporate Secretary of Vericity and Members Mutual since February ~~19,~~ 2016. Prior thereto, from 1995 to February 2016, Mr. Buchanan served in various legal roles during a twenty year career at Allstate Insurance Company, most recently as Chief Counsel supporting Allstate’s agency operations from July 2014 to February 2016, and prior to that as Corporate Counsel supporting direct sales from July 2009 until July 2014. Among other positions at Allstate, Mr. Buchanan led several legal teams within Allstate’s P&C and life insurance operations, including acting as lead counsel for Allstate Life of New York. He also served as lead counsel to Allstate’s Chief Marketing Officer, ~~Chief Counsel to Allstate’s Agency Operations team and~~ Lead Counsel to Allstate’s Eastern Region President. Mr. Buchanan served as Secretary on NJ Life and Health Guaranty Fund boards. Mr. Buchanan began his career as a trial attorney with dozens of jury and bench trials on insurance matters.”

“Chris Campbell has served as President and Chief Operating Officer of Efinancial since July 2017. Mr. Campbell has over 25 years of experience in the insurance industry. Prior to joining Efinancial, he served in various roles at CNO Financial from 2010 to 2017, most recently ~~w~~as SVP Marketing and Communications ~~at CNO Financial~~ from 2013 to 2017, where he led initiatives that improved productivity and increased ROI, including the company’s transformation from print to digital marketing. He also previously served as Director of Strategy and Business Development at Allstate Financial. He began his career in management consulting, where he developed competitive and growth strategies for Fortune 1000 firms.”

“Laura Zimmerman has served as Executive Vice President and Chief Marketing Officer of Vericity and Members Mutual since February ~~12,~~ 2016. Prior thereto, Ms. Zimmerman served as Vice President, Chief Marketing Officer, Group Worksite, at The Guardian Life Insurance Company of America from July 2014 to February 2016, where she led marketing and enrollment services for the employee benefits division. Prior thereto, Ms. Zimmerman served as the Managing Director at Bridgestar Solutions, LLC from July 2013 to June 2014. Prior thereto, Ms. Zimmerman served as Senior Vice President for Aon Hewitt from November 2011 to June 2012, where she led marketing and advertising strategy. Before joining Aon Hewitt, Ms. Zimmerman served as Managing Director, Head of Marketing and Product at Legg Mason Global Asset Management from June 2010 to June 2011. Prior thereto, Ms. Zimmerman served in various positions during a thirteen year career at Allstate Insurance Company. Among other positions at Allstate, Ms. Zimmerman served as Chief Strategy Officer for Allstate’s financial services division.

Securities and Exchange Commission

November 13, 2018

Apex Holdco Equity Incentive Plan, page 121

15.    Please tell us what exemption from registration under the Securities Act you intend to rely upon to issue Class B units of Apex Holdco L.P. and the facts supporting your use of the exemption. Please also add a risk factor discussing the potential conflicts of interest between investors in the offering and directors and employees that may receive awards under the equity incentive plan. Please file a copy of the equity incentive plan as an exhibit to the registration statement.

Response: The Company notes that the Class B units of Apex Holdco L.P. are not units or securities of the Company and will not be issued by the Company but rather by Apex Holdco L.P., the standby purchaser. As disclosed on page 121 of the Amended DRS, Class B units are non-voting profits interests in the standby purchaser that entitle the holders thereof to participate in the appreciation in the value of the standby purchaser above an applicable threshold. The Company does not believe that awards under the Apex Holdco equity incentive plan present potential conflicts of interest with investors in the subscription offering. Any benefit that may accrue to directors and employees who receive awards would be expected to result from the sale of the Company for cash at a per share price in excess of the offering price, and would be payable out of the profit realized by the standby purchaser from the sale of its shares purchased in the standby offering.

Because there is only one class of Company common stock, upon the sale of the Company, all stockholders would receive the same per share benefit. Any value accruing to the Class B units will come out of any profits realized by the standby purchaser and will not be dilutive to, or in conflict with, the interests of investors in the subscription offering. Because the equity plan is not an equity plan of the Company or a subsidiary of the Company, the Company does not believe it is required to file the plan under Item 601(b)(10) of Regulation S-K.

Forum for Adjudication of Disputes, page 126

16.    We note that your forum selection provision identifies that a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and

Securities and Exchange Commission

November 13, 2018

regulations thereunder. Please also include a risk factor noting the specific types of actions subject to the exclusive forum provision and that such provisions may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response: The Company has revised pages 28 and 29 of the Amended DRS to add disclosure to an existing Risk Factor regarding the specific types of actions subject to the exclusive forum provision and that such provisions may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. Conforming changes have been made to page 126 of the Amended DRS under the heading “Capital Stock—Forum for Adjudication of Disputes” and to Section 7.11 in Exhibit 3.4 to the Amended DRS.

Consolidated Financial Statements, page F-3

17.    We note that you have provided financial statements for Members Mutual Holding Company. Please tell us how you considered whether to present the audited financial statements of Vericity, Inc., the registrant, or at a minimum an audited balance sheet to comply with Rule 3-01(a) of Regulation S-X. If you believe that the audited registrant financial statements of the registrant may be omitted from your filing, please explain your reasoning to us.

Response: The Company was formed on February 14, 2013 for the purpose of holding all of the shares of stock of Members Mutual Holding Company following its conversion from mutual to stock form, in connection with a conversion that was contemplated but not completed at that time. Prior to the offerings, the Company has not engaged and will not engage in any operations other than those incidental to its formation and the offerings. The Company has no assets or liabilities, and has no commitments or contingent liabilities other than its obligations under the standby stock purchase agreement entered into in connection with the offerings. A summary of the standby stock purchase agreement is included in the Amended DRS on pages 92-98 and the agreement is included as Exhibit 10.13 thereto.

As such, the Company believes that based on Section 1160.1 of the Division of Corporation Finance Reporting Manual, the Company should not be required to include audited financial statements of the Company.

Securities and Exchange Commission

November 13, 2018

Note 2—Investments

Mortgage Loans, page F-13

18.    Revise to address the following regarding your mortgage loans:

•	Quantify the amount of loans that were past due 90 days or more as of the balance sheet dates presented pursuant to ASC 310-10-50-7.

•	Disclose your policy for placing loans on nonaccrual status pursuant to ASC 310-10-50-6.

Response:    The Company’s policy for placing loans on nonaccrual status pursuant to ASC 310-10-50-6 is stated on page F-9 of the Amended DRS in the second sentence of the second paragraph under the header “Mortgage Loans” under Note 1, which has been clarified to read in the Amended DRS as follows: “Accrual of income is ~~generally~~ suspended for mortgage loans that are in default for 90 days or more or when full and timely collection of principal and interest payments is not probable.”

Please note the following statement on page F-15 of the Amended DRS: “At December 31, 2017 and 2016, the Company had no mortgage loans that were on nonaccrual status, respectively.” With the clarification to the Company’s policy as noted immediately above, the Company believes this statement sufficiently quantifies the amount of loans that were past due 90 days or more as of December 31, 2017 or December 31, 2016.

Exhibits

19.    Please file the Actuarial Contribution Principles and Methodology memorandum and the Actuarial Contribution Memorandum that are Exhibit B and Exhibit C, respectively, to Exhibit 2.1.

Response: The Company has filed the Actuarial Contribution and Principles memorandum as Exhibit B to Exhibit 2.1 to the Amended DRS, and will file the Actuarial Contribution Memorandum as Exhibit C thereto when it has been finalized.

General

20.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not intend to present any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission

November 13, 2018

21.    Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company does not intend to use graphics, visual or photographic information in the printed prospectus.

* * * * *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	James E. Hohmann
John Buchanan